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                                                                   Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]



              Vivendi Universal Calls Liberty Media Corporation's
                             Lawsuit "Without Merit"

Paris, March 30, 2003 - In response to Liberty Media Corporation's lawsuit against Vivendi Universal (Paris Bourse: EX FP; NYSE: V) and its subsidiary, Universal Studios, Inc., which was filed in federal district court in New York City on Friday, March 28, 2003, the company stated the following:

"Vivendi Universal intends to vigorously defend this lawsuit, which it believes to be without merit. The company was surprised and was particularly stunned by this legal action, because the complaint was filed without notice, just one day after Vivendi Universal, through its bankers, and Liberty Media CEO had conducted a business meeting regarding their future collaborations, after several such meetings and exchange of documents.

"Vivendi Universal believes that Liberty's chief motive was to file the lawsuit in order to gain leverage in those ongoing negotiations.

"Vivendi Universal added that the lawsuit would not distract the company from the quick and orderly resolution of its financial issues. Vivendi Universal remains on track to return to an investment grade credit profile within the next 12 to 18 months by continuing to reduce the company's leverage while maintaining sufficient liquidity."
                                       ###

Important Disclaimer:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction plan, proposed disposals and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse, including Vivendi Universal's report on Form 6-K filed with the Securities and Exchange Commission on March 28, 2003. Investors and security holders are urged to read those documents at the Commission's website at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake nor does it have any obligation to provide updates or to revise any forward-looking statements.

CONTACTS:

Media                           Investor Relations
Paris                           Paris
Antoine Lefort                  Laurence Daniel
+33 (1) 71.71.1180              +33 (1) 71.71.1233
Alain Delrieu
+33 (1) 71.71.1086
New York                        New York
Anita Larsen                    Eileen McLaughlin
+(1) 212.572.1118               +(1) 212.572.8961